May 13, 2010
VIA EDGAR AND FACSIMILE ((202) 772-9198)
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549 Mail Stop 4720
Attn: Jeffrey P. Riedler and Nandini Acharya

Re:	Dendreon Corporation
Form 10-K for the Year Ended December 31, 2009
Filed February 22, 2010
(File No. 000-30681)
DEF14A
Filed April 23, 2010
(File No. 000-30681)
Ladies and Gentlemen:
Reference is made to the letter dated May 3, 2010 setting forth the comments of the Staff of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 10-K for the Year Ended December 31, 2009 (the “Annual Report”) and definitive proxy statement (“DEF14A”) filed by Dendreon Corporation (the “Company”) on the dates set forth above. We have considered these comments and have the responses set forth below. For ease of reference, the Staff’s comments precede each response below.
Form 10-K
Item 1. Business, page 2
Intellectual Property, page 11
1.	Please revise your disclosure to include a discussion of all material patents or groups of patents and indicate whether such patents are held directly by you or licensed from a third party. For each material patent, the disclosure should include a discussion of the technologies that relate to such patent, the jurisdiction in which the patent is granted and the expiration date.

Response: The Company is a biotechnology company focused on the discovery, development and commercialization of novel therapeutics to fight cancer. As of the filing date of the Annual Report, the Company had no products approved for commercial sale. Accordingly, as of such date none of the Company’s issued patents, or those that may be licensed from a third party, were material to the Company’s business or financial operations. Following the filing date of the Annual Report, on April 29, 2010, the Company’s lead product candidate, Provenge® (sipuleucel-T), was approved by the U.S. Food and Drug Administration for commercial sale. Accordingly, in the Company’s annual report for the current year and future filings,

U.S. Securities and Exchange Commission
May 13, 2010

the Company will provide disclosure regarding its material patents and related technologies.
DEF 14A
2.	We have not yet reviewed the Part III information that is included in your definitive proxy statement. We may have further comments after reviewing that information and we will not be able to clear our review of your filings until we have the opportunity to resolve any resulting comments.

Response: The Company acknowledges that the Staff may have additional comments following review of the Part III information contained in the Company’s definitive proxy statement for the 2010 Annual Meeting.
In addition, in connection with the Company’s responses to the Staff’s comments, the Company hereby acknowledges that:
• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please contact me at (206) 829-1506 if you have any further questions regarding this filing. Thank you for your attention to this matter.

Sincerely,
/s/ Richard F. Hamm, Jr.
Richard F. Hamm, Jr.
Senior Vice President, Corporate Development, General Counsel and Secretary